February 3, 2011

VIA EDGAR

Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3720 Washington, DC 20549-6010

Re:	China Century Dragon Media, Inc.
Registration Statement on Form S-1
File No. 333-166866

Ladies and Gentlemen:

China Century Dragon Media, Inc. (the “Company”) hereby confirms that there are no recent material events or information that needs to be included in the Registration Statement referenced above.  The Company confirms that no preliminary results for the year ended December 31, 2010 are currently available.

Thank you for your assistance and cooperation.

Best regards,

CHINA CENTURY DRAGON MEDIA, INC.

/s/ Dapeng Duan
By: Dapeng Duan
Title: Chief Financial Officer

cc:	John Harrington, Securities and Exchange Commission
Thomas J. Poletti, Esq., K&L Gates LLP
Melissa A. Brown, Esq., K&L Gates LLP